Alternative Fuels Americas, Inc.

2131 Hollywood Blvd, Suite 401

Hollywood, FL 33015

February 10, 2014

VIA EDGAR

Securities and Exchange Commission

Washington, D. C. 20549

Attention: Jenn Do, Staff Accountant

Re:	Alternative Fuels Americas, Inc. (the “Company”)
Form 8-K Item 4.01
Filed January 24, 2014
File No. 333-177532

Ladies and Gentlemen:

In response to the Staff’s January 29, 2014 Comment Letter, the Company hereby files an amendment to its Current Report on Form 8-K, responding to the Staff’s comments as follows:

Comment 1:

In the first sentence of the second paragraph, you refer to "DYM's report on the Company's financial statements as at and for the year ended December 31, 2012". Please amend your Form 8-K to refer instead to, if true, DYM's reports on the Company's financial statements for the years ended December 31, 2012 and December 31, 2011. Refer to Item 304(a)(1)(ii) of Regulation S-K.

Response:

The requested disclosure has been added to the first sentence of the second paragraph.

Comment 2:

Also in the second paragraph, you disclose that there were no disagreements, etc. “During the year ended December 31, 2013 and the subsequent period through the effective date of this filing". Please amend your filing to disclose, if true, that there were no such disagreements, etc. during the fiscal years ended December 31, 2012 and 2011 and through the date of resignation. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response:

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3:

You disclose in the fourth paragraph that there were no consultations, etc. with Goldstein Schechter Koch. Please amend your filing to disclose, if true, that there were no such consultations, etc. during the fiscal years ended December 31, 2012 and 2011 and through the date of engagement. Refer to Item 304(a)(2) of Regulation S-K.

Response:

The disclosure has been amended as requested by the Staff.

Comment 4:

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:

The requested updated letter has been filed as Exhibit 16.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, kindly contact our counsel, Dale Bergman, at (305) 358-5100 or the undersigned at (954) 612-6475.

Very Truly Yours,

ALTERNATIVE FUELS AMERICAS, INC.

By: /s/ Craig Frank

Craig Frank

Chief Executive Officer